UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER
333 131131

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
169477 106

 For Period Ended: December 31, 2007

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
China Water and Drinks Inc.
Former Name if Applicable
UGODS, Inc.
Address of Principal Executive Office (Street and Number)
Unit 07, 6/F, Concordia Plaza, 1 Science Museum Road, Tsimshatsui East, Kowloon
City, State and Zip Code
Hong Kong

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of China Water and Drinks Inc.(the “Company”) on Form 10-K could not be filed within the prescribed time period because the Company’s financial statements were not completed in time to obtain the necessary review of the financial statements by its independent public accountants.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mitchell S. Nussbaum, Esq.	212	407-4159
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the corresponding period for the last fiscal year, the Company had minimal operations. On May 31, 2007, the Company acquired pursuant to a share exchange all of the issued and outstanding shares of Gain Dynasty Investments Limited, a company organized under the laws of the British Virgin Islands, which entity indirectly owned 100% of the stock of Guangdong Taoda Beverage Company Limited, Zhanjiang Taoda Drink Co. Limited, Changchun Taoda Beverage Co. Limited and Shandong Olympic Forward Drink Co. Limited. On June 15, 2007, the Company through its subsidiary, Fine Lake International Limited, acquired 100% of the outstanding shares of Pilpol (HK) Biological Limited, a Hong Kong corporation (“Pilpol”) from the shareholders of Pilpol. Pilpol owns 100% of the outstanding equity of Nanning Taoda Drink Company Limited, a bottled water production company located at Nanning City, Guangxi Province of the PRC. On August 24, 2007, the Company and its indirect wholly-owned subsidiary Pilpol, entered into and closed a Stock Purchase Agreement with Haoyang Bian, the sole shareholder of Shenyang Aixin Company Limited (“Shenyang”) pursuant to which Pilpol agreed to purchase 66.67% of the outstanding equity of Shenyang. Shenyang is a bottled water production company located at Shenyang City, in the Jilin Province of the People’s Republic of China. On August 31, 2007, the Company entered into and closed a Stock Purchase Agreement with Cai Yingren and Wu Wen, each being shareholders of Hutton Holdings Corporation, a Nevada corporation (“Hutton”) pursuant to which the Company agreed to purchase an aggregate of 11,000,000 shares of common stock, $0.001 par value of Hutton and 5,000,000 shares of preferred stock of Hutton. In consideration of the acquisition, the Company paid Cai Yingren and Wu Wen total consideration equal to the $9,000,000 in cash and 2,133,333 shares of the Company’s common stock.

The Company is not able to make a reasonable estimate of net earnings for the fiscal year ended December 31, 2007 at this time because it is still preparing its financial statements.

China Water and Drinks Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 30, 2008	By: /s/ Xu Hong Bin Name: Xu Hong Bin Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.